U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549





FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **May 2002**

MFC BANCORP LTD.
(Exact Name of Registrant as specified in its charter)

17 Dame Street, Dublin 2, Ireland
(35 31) 679 1688
(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

PROCESSED
JUN 05 2002
THOMSON
FINANCIAL



MFC BANCORP LTD.



2001 ANNUAL REPORT

CORPORATE PROFILE

MFC Bancorp Ltd. is an international merchant banking company with offices in Vienna and Berlin and operations mainly on the European continent. Through MFC Merchant Bank S.A., a wholly owned subsidiary based in Herisau, Switzerland, MFC Merchant Bank provides customized financial and consulting services to institutions, corporations, and high-net-worth individuals. MFC also invests for its own account, acquiring undervalued assets and restructuring them to realize their full potential. MFC is an active investor, seeking opportunities where its management and financial expertise can unlock latent value. MFC Bancorp trades on the NASDAQ National Market (symbol: MXBIF) and on the Frankfurt Stock Exchange (MFC GR).

2 FINANCIAL HIGHLIGHTS

3 TO OUR SHAREHOLDERS

10 REVIEW OF OPERATIONS

15 2001 FINANCIAL REVIEW

46 CORPORATE INFORMATION



From 9,000 BC:



Since before recorded history, people have created money systems to help them preserve, exchange and multiply their wealth. Banking is the business of making money perform these vital functions more efficiently. MFC Bancorp serves its diverse international merchant banking clientele by making money work both harder and smarter for them.

The earliest money consisted of commodities such as grain, cattle, and metal ingots. The biblical Parable of the Talents describes banking functions using commodity money. Today, firms in emerging countries often find they can reduce risk by doing business in commodities rather than currency. For these clients, MFC's recently aquired trading arm makes commodities do the work of money, enhancing flexibility, efficiency and security.

FINANCIAL HIGHLIGHTS

As at December 31 (In Thousands, Except Earnings Per Share and Book Value Per Share)	U.S. Dollars			
	2001	2000	1999	1998
Revenues	$ 134,526	$ 104,133	$ 84,490	$ 83,121
Net income*	28,437	26,105	24,452	20,381
Earnings per share (diluted)*	2.10	2.02	1.90	1.55
Return on investment*	21.2%	22.9%	23.5%	25.2%
Book value per share	11.72	11.75	9.83	8.37
Total assets	247,796	221,346	187,145	155,576
Debt	61,535	23,611	21,421	26,195
Shareholders' equity	154,462	142,070	118,348	100,878

* from continuing operations

Flexibility + Liquidity = Opportunity

MFC Bancorp sustained its growth in assets, revenue, earnings and shareholders' equity in 2001, despite an international environment of economic weakness. Building on our long-standing strategy of flexibility and liquidity allowed MFC to capitalize on emerging opportunities and rationalize investments.

As an international merchant bank, MFC Merchant Bank performs for its clients some of the same functions as money itself: assisting clients with their business growth and wealth creation, preserving value, easing trade, and helping to meet new challenges and take advantage of new opportunities as they arise. We also provide clients with advice and financial services related to corporate strategy and structure including mergers and reorganizations, acquisitions and divestitures, and the raising and structuring of capital.

Over the past year, MFC has shifted some of its focus to international trade and trade-oriented merchant banking functions. At the same time, we have out-sourced and placed our client's deposits with other major financial institutions on a fiduciary basis, allowing us to earn fee income rather than generating revenue from the spread between investment returns and cost of funds, as North American banks do, and permitting us to earn income without tying up significant amounts

of capital. This arrangement also lets MFC maintain client relationships and provide value-added advisory services while offering clients the financial capability and economies of scale of a much larger institution.

A Growing Market for Trade and Banking Services

In October 2001 MFC Bancorp acquired the Hovis Group, a trading company that has developed significant expertise in commodity-based transactions in Eastern Europe. From its base in Vienna, Austria, the Company has been helping its clients conduct business in the face of changing economic conditions and currency fluctuations since 1993. The group operates with a view to capitalizing on trading opportunities by buying, selling and financing forest products, base metals, plastics and other goods. As the former Comecon countries grow, integrate and catch up with Western Europe, their need for financial services will expand even faster, providing MFC with a growing market for its special expertise in fluid, unstructured situations. Similar conditions still affecting many countries around the world promise no lack of future opportunities to apply our expertise elsewhere.



One of the first forms of money was the cowrie shell. Its uniformity, compactness, imperishability and decorative value made it more widely accepted, over a longer period of time, than any other money. Around 1,000 B.C. some early bronze and copper coins were even minted in the form of cowrie shells. But as with most commodity moneys, unexpected variations in supply could wreak financial havoc. When cowrie money first appeared in Uganda in the late 18th century, two shells were enough to buy a woman. By 1860, it took 1000 – an inflation that no doubt provoked its share of domestic as well as economic friction.

shovel heads that had long circulated as money. In China as elsewhere, however, counterfeiting was rampant despite often draconian penalties, and some counterfeits circulated as widely as the official issues. But the long litany of official coinage reforms, remintings and redenominations make it an open question which was the greater threat to monetary stability: the resourcefulness of counterfeiters, or the desire of governments to capture ever greater seigniorage (the difference between the cost of minting currency and its face value).



The financial services industry, both in Europe and internationally, has consolidated in recent years as financial institutions in a number of sectors have merged or combined. This trend is expected to continue, producing global institutions with much greater capital and other resources than MFC Bancorp. However, we believe many of our clients – small to mid-sized enterprises, particularly in Europe – are under-serviced by the large global investment banks and financial service providers. We specialize in advising and structuring business enterprises involved in novel situations where a financial partner is needed and standard, off-the-shelf solutions are not workable. We may also act as a bridge lender or provide interim financing to enterprises pending reorganization, or prior to their going public. As part of these strategic services, we often advise and help restructure enterprises that are undergoing changes.

Think Globally, Act Adroitly

MFC's experience and operating structure allow us to respond to clients' needs more promptly and flexibly than many of our larger competitors. This capacity for adroit action is important to small and mid-sized enterprises that may lack internal corporate finance departments to manage their capital needs. Through our wholly owned subsidiary, MFC Merchant Bank S.A., a fully licensed Swiss bank, we develop partnership approaches to help such clients and find the

most effective solutions. Our willingness to innovate and break new ground helps MFC's proprietary investing, where we seek assets whose intrinsic value is not accurately reflected in their price. MFC is generally not passive: we invest where our expertise in financial restructuring and management can add or unlock value. MFC invests globally to maximize total return measured by both long-term appreciation and recognized gains on our proprietary investments.

MFC Bancorp will continue to manage its business activities for the long term, investing adroitly where opportunity arises and responding to competitive challenges by meeting the unique financial and advisory needs of small to mid-sized companies and other business enterprises internationally. We thank our clients, partners and staff for helping us make 2001 another successful year for MFC.

On Behalf of the Board,



MICHAEL J. SMITH,

President and CEO



Coins had first appeared in around 1,000 B.C. in China. By 500 B.C. modern coinage had been invented in Lydia, in what is now Turkey. Reliable value was key to acceptance. The Eastern Roman (later Byzantine) Empire minted its gold *solidus* with highly uniform size, appearance and gold content over a period of nearly seven centuries, making it one of the most successful currencies ever issued. *Solidi* were consequently accepted in trade throughout the known world. Monetary discipline imposed by uniform coinage often led to coin shortages, as hoarders tended to withdraw the best coins from circulation. Paper money, invented in China around 806 A.D., was an attempt to deal with coin scarcity; but the temptation to inflate inevitably proved irresistible.

MFC Bancorp's revenues increased by $58.0 million in 2001 to $214.2 million, up 37% from $156.2 million in 2000. Expenses from continuing operations increased 49% to $170.2 million in 2001, a $55.9 million increase from $114.4 million in 2000. Financial services expenses increased by $53.1 million, or 59.7%, to $142.0 million from $88.9 million in 2000. General and administrative expenses increased by less than 8%, to $22.8 million in 2001 from $21.2 million the previous year.

Based on these results, net earnings for 2001 increased to $45.3 million, or $3.59 per share basic ($3.35 per share diluted), up 16% from $39.2 million, or $3.24 per share ($3.03 diluted) in 2000.



The gold standard Britain adopted in the early 19th century ended inflation, and stimulated growing trade and prosperity. Other countries followed suit to share in the boom. But the money supply limits gold imposed proved too strict for rapidly growing economies, and the chronic inflation of paper currencies gave way to chronic deflation under gold. In the first half of the 20th century, currencies based on central bank credit supplanted gold. Credit money proliferated in the post-war period, especially via consumer credit cards, and now even paper bank notes are no longer needed: much money now exists only as highly convenient electronic account entries.

The Company's total assets increased by $62.6 million to $394.6 million in 2001, up 19% from $332.1 million in 2000. Cash and equivalents, receivables, property and equity investments accounted for most of this increase. Liabilities increased by $30.4 million, or 26%, from $115.1 million in 2000 to $145.5 million in 2001. In a significant change to the structure of its balance sheet, the Company's deposit liability declined from $63.6 million in 2000 to $.5 million in 2001, due to out-sourcing of private banking client accounts and assets. Shareholder equity increased 15% in 2001, to $246.0 million, up $32.9 million from $213.1 million in 2000.

Credit is based on trust, so there are strong and weak credit currencies issued by governments the market considers more and less trustworthy. The European Union officially established its multinational credit currency, the euro, in 2001. Worldwide respect for its issuing banks has gained the euro full acceptance as a strong currency. But doing business in a strong currency like the euro or US dollar can pose unacceptable risks for companies that normally operate in a weak currency. One solution has been to denominate contracts in commodities both parties consider stable enough to substitute for a common currency, such as grain, lumber, cotton, oil and gold.





The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2001 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included herein were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. We have made certain reclassifications to the prior periods' financial statements to conform to the current period's presentation.

Operating Results

We are a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A. ("MFC Bank"). In October 2001, we expanded our merchant banking activities by acquiring a trading group focused on Eastern Europe. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial and management expertise can add or unlock value.

Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups and other companies offering financial services in Europe and globally.

In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than ourselves. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. We intend to manage our business for the long term and to mitigate the effect of such factors by focusing on our core operations of meeting the financial needs of small to mid-sized companies and other business enterprises internationally.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

The following table provides our selected quarterly financial information for 2001:

	2001			
(in thousands, other than per share amounts)	*December 31*	*September 30*	*June 30*	*March 31*
Revenues	$ 89,878	$ 33,478	$ 46,888	$ 44,002
Expenses	71,095	25,958	37,349	35,830
Net income	19,876	7,786	9,543	8,083
Diluted earnings per share	1.40	0.58	0.72	0.63
Total assets	394,639	298,760	280,423	297,823
Shareholders' equity	245,997	251,398	229,446	221,767

In 2001, our revenues increased by 37.1% to $214.2 million from $156.2 million in 2000, primarily as a result of the acquisition of our trading operations in October 2001 and increased investment activities. In 2001, revenues included a recognition of non-cash gains on indebtedness including of a subsidiary of $22.4 million. Expenses from continuing operations increased by 48.9% to $170.2 million in 2001 from $114.4 million in 2000, primarily as a result of the acquisition of our trading operations and higher investment expenses. In 2001, financial services expenses increased by 59.7% to $142.0 million from $88.9 million in 2000. General and administrative expenses increased marginally to $22.8 million in 2001 from $21.2 million in 2000. Interest expense increased by 27.3% to $5.4 million in 2001 from $4.2 million in 2000, primarily as a result of a net increase in our total indebtedness resulting from acquisitions completed in 2001. In 2001, we recorded a loss on the change in the fair value of currency derivatives of $1.1 million.

In 2001, net earnings increased to $45.3 million, or $3.59 per share on a basic basis ($3.35 per share on a diluted basis) from $39.2 million, or $3.24 per share on a basic basis ($3.03 per share on a diluted basis) in 2000.

In December 2001, we declared a special dividend-in-kind (the "Special Dividend") to our shareholders of 9,016,293 shares of Mymetics Corporation ("Mymetics"). The Special Dividend will be paid upon receipt of all necessary regulatory approvals and registrations. The Special Dividend resulted in our recording a reduction in retained earnings of $29.2 million as at December 31, 2001.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

The following table provides selected quarterly financial information for MFC for each quarter of 2000:

	2000			
(in thousands, other than per share amounts)	*December 31*	*September 30*	*June 30*	*March 31*
Revenues	$ 57,736	$ 28,614	$ 42,209	$ 27,661
Expenses	43,061	16,509	33,316	21,468
Net income	12,766	12,085	8,147	6,165
Diluted earnings per share	0.98	0.93	0.64	0.48
Total assets	332,063	304,846	285,613	291,393
Shareholders' equity	213,134	195,801	186,171	174,910

In 2000, our revenues increased to $156.2 million from $125.5 million in 1999, primarily as a result of investment activities. Our portfolio remains principally invested in investment grade securities. In 1999, we transferred our private banking services largely as a result of economies of scale.

In 1999, we began electronic banking and equities trading for our clients through our NetBanking website. In March 2000, we discontinued operation of the website due to changing economic fundamentals in Europe. As a result, we took a one-time loss from such discontinued operations of $4.9 million, or $0.37 per share on a diluted basis, for the year ended December 31, 1999.

Expenses from continuing operations increased to $114.4 million in 2000 from $89.4 million in 1999, primarily as a result of higher investment expenses. In 2000, investment expenses increased to $88.9 million from $65.3 million in 1999. General and administrative expenses increased to $21.2 million in 2000 from $19.3 million in 1999. Interest expense decreased to $4.2 million in 2000 from $4.9 million in 1999, primarily as a result of lower outstanding indebtedness during 2000 compared to 1999.

In 2000, net earnings were $39.2 million, or $3.24 per share on a basic basis ($3.03 per share on a diluted basis). In 1999, net earnings were $31.4 million, or $2.59 per share on a basic basis ($2.46 per share on a diluted basis). Income from continuing operations in 1999 was $36.3 million, or $3.00 per share on a basic basis ($2.83 per share on a diluted basis).

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning MFC for the periods indicated:

(In Thousands)	*U.S. Dollars*		*Canadian Dollars*	
December 31,	*2001*	*2000*	*2001*	*2000*
Cash and cash equivalents	$ 48,453	$ 45,677	$ 77,166	$ 68,524
Securities	47,598	53,582	75,805	80,384
Total assets	247,796	221,346	394,639	332,063
Debt	61,535	23,611	98,000	35,421
Shareholders' equity	154,462	142,070	245,997	213,134

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. We also use this liquidity in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At December 31, 2001, our cash and cash equivalents were $77.2 million, compared to $68.5 million at December 31, 2000. At December 31, 2001, we had securities of $75.8 million, compared to $80.4 million at December 31, 2000.

At December 31, 2001, our debt was $98.0 million, compared to $35.4 million at December 31, 2000. At December 31, 2001, the majority of our borrowings were denominated in U.S. dollars, and, to a lesser extent, in Euro and Canadian dollars, with maturities of $23.6 million in 2002, $20.0 million in 2003 and $54.4 million thereafter. See Note 8 of our consolidated financial statements included elsewhere in this annual report.

Operating Activities

Operating activities provided cash of $59.7 million in 2001, compared to $30.8 million in 2000. In 2001, a decrease in amounts due from investment dealers resulting primarily from the outsourcing of our private banking client accounts provided cash of $12.9 million, compared to $3.7 million in 2000. A decrease in receivables primarily related to collections by two operations acquired in 2001 provided cash of $35.4 million in 2001, compared to an increase in receivables using cash of $3.5 million in 2000. A decrease in accounts payable and accrued expenses used cash of $8.5 million in 2001, compared to an increase in accounts payable and accrued expenses providing cash of $2.1 million in 2000. In 2001, purchases of securities used cash of $3.0 million, compared to $12.2 million in 2000. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

Investing Activities

Investing activities provided cash of $23.7 million in 2001, compared to using cash $31.2 million in 2000. In 2001, a net decrease in loans resulting primarily from the outsourcing of private banking client accounts provided cash of $25.1 million. In 2000, a net increase in loans used cash of $31.7 million. In 2001, the acquisition of subsidiaries, net of cash acquired, used cash of $1.0 million.

Financing Activities

Net cash used by financing activities was $76.1 million in 2001, compared to net cash provided by financing activities of $16.9 million in 2000. Net debt repayments primarily by two operations acquired in 2001 used cash of $25.3 million in 2001, compared to net borrowings providing cash of $4.0 million in 2000. In 2001, a net decrease in deposits resulting from the outsourcing of private banking client accounts and assets used cash of $62.4 million, compared to a net increase in deposits providing cash of $13.3 million in 2000. The issuance of common shares pursuant to outstanding incentive stock options in 2001 provided cash of $11.5 million, compared to net repurchases of common shares using cash of $0.4 million in 2000.

We did not pay cash dividends on our common shares in 2001 or 2000. In February 2002, we announced our intention to repurchase up to 600,000 of our common shares through the Nasdaq National Market or in private transactions, from time to time, over the 12 month period ending February 2003, in order to reduce dilution to existing shareholders. The timing of the repurchases will depend upon market conditions and the market price for our common shares.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In the year ended December 31, 2001, we reported approximately a net $5.2 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation gain at December 31, 2001 was $4.5 million, compared to a $0.8 million loss at December 31, 2000.

We use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. At December 31, 2001, we held four forward foreign exchange contracts in the aggregate notional amount of $24.7 million which covers the period through May 31, 2002. We entered into these contracts for our own account to manage our exposure to foreign currency exchange risks. At December 31, 2000, we held three forward foreign exchange contracts in the aggregate notional amount of $21.1 million each of which was less than one month in duration.

Based upon the period average exchange rates in 2001, the Canadian dollar decreased by approximately 4.3% in value against the Swiss franc and by approximately 4.1% in value against the U.S. dollar since December 31, 2000. As at December 31, 2001, the Canadian dollar decreased by approximately 3.5% in value against the Swiss franc and by approximately 5.8% in value against the U.S. dollar since December 31, 2000.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

To the Shareholders

MFC Bancorp Ltd.

We have audited the consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as at December 31, 2001 and 2000, and the consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, in accordance with generally accepted accounting principles in Canada, which differ from United States generally accepted accounting principles as described in Note 16 to the consolidated financial statements.

PETERSON SULLIVAN P.L.L.C.

Seattle, Washington

March 27, 2002

(In Thousands)	*U.S. Dollars (Information Only)*	*Canadian Dollars*	
December 31,	*2001*	*2001*	*2000*
ASSETS			
Cash and cash equivalents	$ 48,453	$ 77,166	$ 68,524
Securities	47,598	75,805	80,384
Loans	43,788	69,737	119,113
Receivables	27,861	44,371	20,321
Due from investment dealers	310	493	13,510
Commodity investments	3,420	5,447	—
Properties held for development and sale	14,115	22,480	9,243
Resource property	23,516	37,451	—
Goodwill	17,623	28,066	17,032
Equity method investments	19,401	30,898	—
Prepaid and other	1,711	2,725	3,936
	$ 247,796	$ 394,639	$ 332,063

(In Thousands)	*U.S. Dollars (Information Only)*	*Canadian Dollars*	
(In Thousands) December 31,	*2001*	*2001*	*2000*
LIABILITIES			
Accounts payable and accrued expenses	$ 26,152	$ 41,649	$ 16,155
Debt	61,535	98,000	35,421
Future income tax liability	3,358	5,348	—
Deposits	329	524	63,572
Total liabilities	91,374	145,521	115,148
Minority interests	1,960	3,121	3,781
SHAREHOLDERS' EQUITY			
Common stock, without par value;			
authorized unlimited number	48,143	76,673	65,138
Cumulative translation adjustment	2,795	4,452	(771)
Retained earnings	103,524	164,872	148,767
	154,462	245,997	213,134
	$247,796	$394,639	$332,063

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)	U.S. Dollars (Information only)	Canadian Dollars		
Years Ended December 31,	2001	2001	2000	1999
FINANCIAL SERVICES REVENUE	$ 134,526	$ 214,246	$ 156,220	$ 125,526
EXPENSES				
Financial services	89,186	142,038	88,942	65,262
General and administrative	14,333	22,826	21,194	19,305
Interest expense	3,371	5,369	4,218	4,867
	106,890	170,233	114,354	89,434
Income from continuing operations before income taxes	27,636	44,013	41,866	36,092
Recovery of (provision for) income taxes	485	772	(1,689)	1,016
	28,121	44,785	40,177	37,108
Minority interests	316	503	(1,014)	(780)
Income from continuing operations	28,437	45,288	39,163	36,328
Discontinued operations				
Loss from operations of discontinued internet banking	—	—	—	(4,234)
Loss from disposal of internet banking operations	—	—	—	(705)
Loss from discontinued operations	—	—	—	(4,939)
Net income	$ 28,437	$ 45,288	$ 39,163	$ 31,389
EARNINGS PER SHARE				
Basic				
Income from continuing operations	$ 2.25	$ 3.59	$ 3.24	$ 3.00
Loss from discontinued operations	—	—	—	(.41)
Net income	$ 2.25	$ 3.59	$ 3.24	$ 2.59
Diluted				
Income from continuing operations	$ 2.10	$ 3.35	$ 3.03	$ 2.83
Loss from discontinued operations	—	—	—	(.37)
Net income	$ 2.10	$ 3.35	$ 3.03	$ 2.46

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Canadian Dollars, in Thousands) *Years Ended December 31, 2001, 2000 and 1999*	*Common Stock*				
	Number of Shares	*Amount*	*Retained Earnings*	*Cumulative Translation Adjustment*	*Total*
BALANCE AT DECEMBER 31, 1998	12,056,623	$ 65,706	$ 78,215	$ 10,475	$154,396
Net income	—	—	31,389	—	31,389
Shares issued for exercise of stock options	8,000	70	—	—	70
Shares issued for cash	2,533	26	—	—	26
Repurchase of shares	(26,000)	(304)	—	—	(304)
Translation adjustment	—	—	—	(14,766)	(14,766)
BALANCE AT DECEMBER 31, 1999	12,041,156	65,498	109,604	(4,291)	170,811
Net income	—	—	39,163	—	39,163
Shares issued for exercise of stock options	47,000	436	—	—	436
Shares issued for cash	500,000	5,230	—	—	5,230
Repurchase of shares	(500,000)	(6,026)	—	—	(6,026)
Translation adjustment	—	—	—	3,520	3,520
BALANCE AT DECEMBER 31, 2000	12,088,156	65,138	148,767	(771)	213,134
Net income	—	—	45,288	—	45,288
Shares issued for exercise of stock options	1,089,000	11,535	—	—	11,535
Translation adjustment	—	—	—	5,223	5,223
Dividend in equity securities, at carrying value	—	—	(29,183)	—	(29,183)
BALANCE AT DECEMBER 31, 2001	13,177,156	$ 76,673	$164,872	$ 4,452	$245,997

The accompanying notes are an integral part of these consolidated financial statements.

(Canadian Dollars, in Thousands) *Years Ended December 31,*	*2001*	*2000*	*1999*
Cash flows from continuing operating activities			
Income from continuing operations	$ 45,288	$ 39,163	$ 36,328
Adjustments for:			
Amortization and depreciation	2,049	2,041	2,361
Fee income received in common shares of an affiliate	—	—	(3,169)
Gain on debts	(22,409)	—	—
Minority interests	(503)	1,014	780
Dividend from equity method investee	1,021	—	—
Change in operating assets and liabilities, net of effects of acquisitions			
Due from investment dealers	12,938	3,668	(11,052)
Securities	(2,980)	(12,209)	6,730
Receivables	35,377	(3,481)	1,668
Properties held for development and sale	(406)	(1,232)	28
Accounts payable and accrued expenses	(8,466)	2,064	(951)
Deferred income tax liability	(1,417)	—	—
Other	(777)	(275)	(2,782)
Cash flows from continuing operating activities	59,715	30,753	29,941
Cash flows from investing activities of continuing operations			
Net decrease (increase) in loans	25,099	(31,661)	(34,659)
Purchases of subsidiaries, net of cash acquired	(1,018)	—	(738)
Other	(425)	430	(331)
Cash flows from investing activities of continuing operations	23,656	(31,231)	(35,728)
Cash flows from financing activities of continuing operations			
Net increase (decrease) in deposits	(62,385)	13,282	34,332
Borrowings	12,310	8,135	969
Debt repayments	(37,562)	(4,089)	(8,199)
Issuance of common stock	11,535	—	—
Repurchase of common shares, net	—	(360)	(208)
Other	—	(111)	(66)
Cash flows from financing activities of continuing operations	(76,102)	16,857	26,828
Exchange rate effect on cash and cash equivalents	1,373	2,578	(7,064)
Increase in cash and cash equivalents from continuing operations	8,642	18,957	13,977
Net cash used in discontinued operations	—	—	(3,281)
Increase in cash and cash equivalents	8,642	18,957	10,696
Cash and cash equivalents, beginning of year	68,524	49,567	38,871
Cash and cash equivalents, end of year	$ 77,166	$ 68,524	$ 49,567

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles applicable in Canada. The notes are stated in Canadian dollars, as rounded to the nearest thousand (except per share amounts).

NATURE OF OPERATIONS

The Company is in the financial services industry which includes banking, merchant banking and proprietary investing on an international basis. These activities are managed as a unit and are treated as a single segment.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in entities where the Company owns at least a 20% voting interest, but does not have control, are accounted for under the equity method. The amount of earnings from equity investees during 2001 was not material. All significant intercompany accounts and transactions of continuing operations have been eliminated.

BUSINESS COMBINATIONS

During 2001, the Canadian Institute of Chartered Accountants ("CICA") issued a new accounting standard on business combinations which is effective for transactions occurring after June 30, 2001. Under this standard, the purchase method of accounting must be used for all business combinations. This method involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at date of acquisition with any excess being recognized as goodwill. The Company accounted for all acquisitions prior to July 1, 2001, using the purchase method.

The CICA adopted another new standard in 2001 which deals with accounting for goodwill and other intangible assets which the Company has adopted for periods beginning January 1, 2002. This standard provides that for those business combinations completed before July 1, 2001, where the carrying amount of acquired intangible assets does not meet certain criteria for separate recognition, the assets should be reclassified to goodwill, while items meeting the definition of intangible but originally recorded as goodwill should be reclassified and accounted for as intangible assets according to their nature. The Company does not expect to reclassify significant amounts from goodwill.

Further, under this standard, goodwill and intangible assets with indefinite lives that are included on the Company's consolidated balance sheet will no longer be amortized to income over time beginning January 1, 2002. However, these assets will be subject to an annual impairment review to determine that fair value remains greater than, or equal to, carrying value. Any excess of carrying value over fair value will be expensed in the period the impairment is determined. Amortization of goodwill acquired prior to July 1, 2001, will stop beginning January 1, 2002. Amortization expense associated with this goodwill amounted to $950, $942 and $908 during 2001, 2000 and 1999, respectively, based on estimated benefit periods of 15 to 40 years. The accumulated amortization was $5,246 and $4,296 at December 31, 2001 and 2000, respectively. Any goodwill or intangible assets with indefinite lives arising from acquisitions after June 30, 2001, were not

amortized under this standard in 2001. Management reviewed goodwill and determined that no writedowns were deemed necessary at December 31, 2001.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. The Company regularly maintains cash balances in other financial institutions in excess of insured limits. Interest paid on a cash basis was $4,667, $4,990 and $5,449 for the years ended December 31, 2001, 2000 and 1999, respectively. Income tax amounts paid were none, $81 and $27 during 2001, 2000 and 1999, respectively.

During 2001, the Company received securities totaling $5,506 in repayment of a loan. During 2000, the Company exchanged 402,500 of preferred shares of an affiliate for $1,779 in cash and 2,597,060 common shares of that affiliate. The Company received collateral in the extinguishment of a receivable in the amount $2,490 in 1999.

SECURITIES

Trading account securities, held by the Company's banking subsidiary, are stated at current market value with the unrealized gain or loss included in the results of operations. Short-term securities held by non-bank subsidiaries are carried at the lower of aggregate cost or current market value.

Long-term investment securities held by non-bank subsidiaries are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at cost and debt securities at amortized cost unless there has been an other than temporary decline in value, at which time the security is written down and the unrealized loss is included in the results of operations.

Realized gains or losses on sales of securities are determined based on the specific cost basis.

LOANS

Loans are stated net of allowances for credit losses, accrued interest, reimbursable expenses and unamortized loan fees.

Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest. Whenever a contractual payment is 90 days past due, loans are automatically classified as impaired unless they are fully secured and in the process of collection. When a loan is deemed impaired, its carrying amount is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate in the loan or, as a practical expedient, based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. In subsequent periods, any increase in the carrying value of the loan is credited to the provision for credit losses. Impaired loans are returned to performing status when there is no longer reasonable doubt regarding timely collection of principal and interest, all amounts in arrears including interest have been collected, and all charges for loan impairment have been reversed. Where a portion of a loan is written off and the remaining balance is

restructured, the new loan is carried on the accrual basis when there is no longer any reasonable doubt regarding collectibility of principal and interest, and payments are not 90 days past due. Collateral is obtained for loans (and other receivables) if, based on an evaluation of credit-worthiness, it is considered necessary for the overall borrowing facility.

Assets acquired in satisfaction of loans are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loan. Any excess of the carrying value of the loan over the fair value of the assets acquired is written off. Operating results and gains and losses on disposal of such assets are treated as write-offs and recoveries.

Interest income from loans is recognized when earned using the interest method unless the loan is classified as impaired at which time recognition of interest income ceases. Interest on impaired loans is credited to the carrying value of the loan when received. Fees relating to lending activities, net of related expenses, are deferred and recognized over the term of the loan using the interest method.

ALLOWANCE FOR CREDIT LOSSES

The Company's allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management's best estimate of the losses in the Company's credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

Specific provisions are established on a loan-by-loan basis. A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management's overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

No loans were considered impaired at December 31, 2001 and 2000, and the Company did not consider it necessary to reserve for any specific loans, country risks or general risks.

DERIVATIVES

During 2001 and 2000, the Company entered into forward foreign currency exchange contracts in the notational amounts of $24,655 and $21,114, respectively. These contracts were entered into by the Company for its own account consistent with its policy to manage foreign currency exchange risks. Any losses are recognized in the period of change in fair value with any gains in fair value being recognized only to the extent of prior recorded losses. The Company had four contracts at December 31, 2001, which cover the period through May 31, 2002. The Company does not anticipate nonperformance on these contracts. The Company recorded a loss from a change in the fair value of these contracts amounting to $1,070 during 2001. The

Company had three contracts at December 31, 2000, which were less than one month in duration and fair value approximated replacement value.

COMMODITY INVESTMENTS

Commodity investments consist of basic materials held for sale in the near-term. These investments are stated at the lower of cost (specific identification) or market.

PROPERTIES HELD FOR DEVELOPMENT AND SALE

Properties held for development and sale are stated at cost unless the estimated future undiscounted cash flows expected to result from disposition is less than carrying value in which case a loss is recognized based on the fair value of similar property in the same geographic region. No such losses have been recorded in these consolidated financial statements.

RESOURCE PROPERTY

Resource property is stated at cost. Amortization is provided on the straight-line basis over the period revenue is to be received which will end in 2055. However, if expected future undercounted cash flows are less than carrying value, a loss will be recognized.

FOREIGN CURRENCY TRANSLATION

The Company translates foreign assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these conversions are included in the equity section of the consolidated balance sheet. Realized gains or losses have been included in general and administrative expenses in the consolidated statements of income. The translation adjustments did not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely.

TAXES ON INCOME

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in these consolidated financial statements. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses to be carried forward to future years for tax purposes that are likely to be realized using expected tax rates in which the temporary differences are expected to be recovered or settled.

STOCK BASED COMPENSATION

The Company follows the intrinsic value based method of accounting for compensation resulting from the granting of stock options. No compensation expense has been recognized in these consolidated financial statements for the granting of options because the exercise price of the options approximated the market price for the common shares at the grant date.

EARNINGS PER COMMON SHARE

In 2000, the CICA adopted a new accounting standard with respect to the computation of earnings per share. Under this standard, the most significant change is that the treasury stock method is to be used, instead of the imputed earnings approach, for determining the dilutive effect of warrants and options. As allowed, the Company has adopted this new standard retroactively and has restated fully diluted earnings per share for prior periods. The change has resulted in an increase in fully diluted earnings per share from continuing operations of $.25 and $.23 for the years ended December 31, 2000 and 1999, respectively, and a decrease in diluted loss per share from discontinued operations of $.05 for the year ended December 31, 1999.

DISCONTINUED OPERATION

During the first quarter of 2000, the Company decided to discontinue its internet banking operations. This activity allowed customers to use the internet to initiate transactions at the Company's Swiss banking subsidiary.

The discontinued internet banking activity had expenses of $4,251 and net losses from operations of $4,234 in 1999, its only period of operation. All of the net assets of the internet banking activity amounting to $705 were written off as of December 31, 1999. There was no income tax effect.

ESTIMATES

The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

Other than the new standards discussed in the prior paragraphs, the CICA has also issued the following accounting standards:

◦ A standard which will require the Company to document hedging relationships and explicitly demonstrate that they are sufficiently effective in order to use accrual accounting for positions hedged with derivatives. Otherwise, the derivative instrument will be marked-to-market through the current year's statement of income. This standard is applicable for years beginning after July 1, 2002. The effect on the Company's consolidated financial statements is not yet determinable.

◦ A standard with respect to stock-based compensation which will be effective beginning after January 1, 2002. Under this standard, stock based awards to non-employees must be accounted for using the fair-value based method. Because the compensation expense is dependent on the Company's share price at the issuance date, the effect of this standard is not determinable.

NOTE 2. ACQUISITIONS

In October 2001, the Company acquired 80.3% of the outstanding common shares of Prada Holdings, Ltd. ("Prada"), a Canadian corporation. The results of Prada's operations have been included in the Company's consolidated financial statements since the acquisition date. Prada's primary asset is an investment in a resource property represented by preferred shares of a 25% owned affiliate which provides for dividends at the rate of 10% annually. Dividends earned amounted to $5,294 in 2001 and $5,400 in each 2000 and 1999. The affiliate has the rights to royalties paid by the operator of an iron ore mine located in Canada. This acquisition is consistent with the Company's business of proprietary investing. The purchase price of $2,405 was paid in cash. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

Current assets	$ 5,233
Equity method investment	625
Resource property	37,925
Total assets acquired	43,783
Current liabilities	30,570
Long-term debt	10,808
Total liabilities assumed	41,378
Net assets acquired	$ 2,405

In October 2001, the Company acquired 53.3% of the outstanding common shares of Trimble Resources Corporation ("Trimble"). The results of Trimble's operations have been included in these consolidated financial statements since the acquisition date. Trimble's primary asset is an equity investment in a United States company which has an interest in an entity which earns royalties from an oil field located in Yemen. This acquisition is consistent with the Company's business of proprietary investing.

The equity investment may be affected by the following risks:

◦ The business may be affected by the availability of a ready market for the petroleum products sold, the prices received and ultimate production; which factors are beyond the control of the Company and the effects of which cannot be accurately predicted.

◦ Since the oil fields are located in Yemen, there are uncertainties with respect to the political, legal, tax or regulatory environment in that country which could affect the United States company's ability to continue profitable operations.

The aggregate purchase price was $1,041 paid in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$ 30,462
Equity method investment	30,811
Goodwill	6,550
Total assets acquired	67,823
Current liabilities	1,026
Long-term debt	61,086
Future income tax liability	4,670
Total liabilities assumed	66,782
Net assets acquired	$ 1,041

None of the goodwill is deductible for income tax purposes. The future income tax liability is a result of the difference between the fair value of the equity investment and its income tax basis for United States income tax purposes.

In November 2001, the Company acquired 95.5% of Hovis GmbH ("the Hovis Group"). The Hovis Group consists of several companies located primarily in Austria which are engaged in commodity trading activities with an emphasis in forest products and certain minerals. The Hovis Group was acquired to further enhance the Company's merchant banking activities. The results of operations of the Hovis Group have been included in the Company's consolidated financial statements since the acquisition date.

The aggregate purchase price of $11,436 was paid in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$ 77,680
Properties	876
Goodwill	6,246
Total assets acquired	84,802
Current liabilities	33,348
Bank debt	40,018
Total liabilities assumed	73,366
Net assets acquired	$ 11,436

Under the terms of the Hovis Group acquisition agreement, the sellers may receive up to an additional 44.5% of ownership contingent on achieving a specified amount of net worth, as defined. If this occurs, the Company will have a 51% ownership interest. Also, the sellers may put their ownership interests to the Company at a price to be determined between the parties. Should this occur, the Company would adjust the purchase price accordingly. Finally, goodwill is not expected to be deductible for income tax purposes.

The following unaudited proforma information presents the results of operations of the Company as if the acquisitions had taken place on January 1, 2001 and 2000, respectively. The proforma information is not necessarily indicative of the results that would have occurred had the acquisitions taken place at the beginning of the periods presented. Further, the proforma information is not necessarily indicative of future results.

Year Ended December 31,	2001	2000
Revenues	$ 375,783	$ 435,368
Net income	$ 38,670	$ 44,485
Earning per share		
Basic	$ 3.06	$ 3.68
Diluted	$ 2.88	$ 3.42

NOTE 3. SECURITIES

	Unrealized Gains and Losses on Non-Bank Securities							
	2001				2000			
	Original Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
SHORT-TERM SECURITIES								
Debt	$ 250	$ 108	$ —	$ 358	$ 10,701	$ —	$ 321	$10,380
Preferred shares	1,816	—	28	1,788	1,500	—	55	1,445
Common shares	14,737	—	3,948	10,789	20,099	10,183	—	30,282
	16,803	108	3,976	12,935	32,300	10,183	376	42,107
LONG-TERM SECURITIES								
Debt	795	—	34	761	—	—	—	—
Preferred shares	601	—	—	601	1,671	—	—	1,671
Common shares	11,524	—	1,593	9,931	5,588	—	294	5,294
	12,920	—	1,627	11,293	7,259	—	294	6,965
Total non-bank securities	$ 29,723	$ 108	$ 5,603	$24,228	$ 39,559	$10,183	$ 670	$49,072

At December 31, 2001 and 2000, non-bank securities included common shares in an affiliate with a cost of $2,935 and $1,892, respectively. At December 31, 2000, non-bank securities included preferred shares in an affiliate stated at cost of $1,671, because no market existed for the shares.

Bank trading securities at December 31, 2001, consisted of debt securities amounting to $21,925 and equity securities of $28,025. The debt securities are due $2,121 in 2002, $4,936 in 2004, $1,619 in 2005, $8,356 in 2006, and $4,893 in 2008. At December 31, 2000, debt trading securities at the bank amounted to $30,275 and trading equity securities amounted to $10,550. The change in carrying value of bank trading securities amounting to $12,567, $(4,311) and $912 for the years ended December 31, 2001, 2000 and 1999, respectively, was included in the results of operations.

NOTE 4. LOANS

	2001	2000
Bank loans, collateralized with traded securities	$ 11,606	$ 54,858
Non-bank loans, due from four companies $55,026 and due from two companies $32,950 at December 31, 2001 and 2000, respectively, collateralized by traded securities, receivables, inventories and other tangible assets	58,131	64,255
	$ 69,737	$ 119,113

Loan maturities:

	Within 1 Year	1 - 5 Years	2001 Total
Bank loans	$ 3,906	$ 7,700	$ 11,606
Non-bank loans	56,164	1,967	58,131
	$ 60,070	$ 9,667	$ 69,737

The non-bank loans generally earn interest ranging from 5.0% to 8.0% as of December 31, 2001. Bank loans generally earn interest ranging from 4.375% to 7.35% as of December 31, 2001.

NOTE 5. RECEIVABLES

	2001	2000
Commodity transactions	$ 31,488	$ —
Short-term advances	2,979	1,413
Investment income	5,035	8,859
Affiliates	—	800
Pension plan recovery	1,587	1,575
Fees	—	1,135
Contract receivable	—	5,222
Other	3,282	1,317
	$ 44,371	$ 20,321

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2001	2000
Accounts payable	$ 26,064	$ 7,025
Affiliates	301	5,448
Interest	8,557	1,015
Property and other taxes	2,177	1,664
Due securities brokers	445	296
Commissions and severance	1,293	—
Other	2,812	707
	$ 41,649	$ 16,155

NOTE 7. DEPOSITS

	2001	2000
Clients	$ 164	$ 62,783
Banks	360	789
	$ 524	$ 63,572

All deposits at December 31, 2001, were payable on demand and non-interest bearing.

NOTE 8. DEBT

	2001	2000
Bonds payable, US$13,617 and US$14,085 as at December 31, 2001 and 2000, respectively, interest at 8% due semi-annually in October and April, principal due April 2008, unsecured, non-recourse. Convertible into common stock of the Company at $21.05 (1,030,038 common shares reserved at December 31, 2001)	$ 21,687	$ 21,131
Bonds payable, US$13,190 at December 31, 2001, interest at 8%, principal and interest due December 2006, unsecured, non-recourse	21,007	—
Notes payable under lines of credit due to banks in 2002, interest from 3.13% to 7.25%, secured by commodity investment accounts receivable	11,114	—
Notes payable to a bank, interest at six month Euribor plus 1.1% (resulting in a rate of 4.356% at December 31, 2001), interest and principal payments of $1,950 due semiannually, due in full December 2006, secured by commodity investment accounts receivable	15,599	—
Bonds payable, interest at 15% paid semiannually, unsecured, non-recourse. Entire amount paid in January 2002	7,906	—
Non-recourse notes payable, interest at 8% payable annually, principal due May 2003, unsecured	—	6,445
Note payable, interest at 8.25%, interest payable quarterly, principal due January 2003, unsecured	8,377	7,845
Note payable, interest at 7%, principal and interest due December 2003, unsecured, non-recourse	7,700	—
Note payable, interest at 8%, payable on demand, unsecured, non-recourse	4,610	—
	$ 98,000	$ 35,421

As of December 31, 2001, the principal maturities of debt are as follows:

Maturity	Amount
2002	$ 23,629
2003	19,977
2004	3,900
2005	3,900
2006	24,907
Thereafter	21,687
	$ 98,000

The notes payable of $8,377 and $4,610 at December 31, 2001, and $7,845 at December 31, 2000, are to affiliates where the Company's president is also the president and director of the creditor. The Company also earned fees of $323 and $1,111 from these affiliates in 2001 and 2000, respectively, which were paid in cash.

NOTE 9. INCOME TAXES

Income before income taxes, minority interests and discontinued operations consists of:

	2001	2000	1999
Canadian	$ 6,214	$ 5,739	$ 7,294
Foreign	37,799	36,127	28,798
	$ 44,013	$ 41,866	$ 36,092

The recovery of (provision for) income taxes consists of the following:

	2001	2000	1999
CURRENT			
Canadian	$ (220)	$ 40	$ 293
Foreign	(427)	(401)	(314)
FUTURE			
Canadian	525	4	204
Foreign	894	(1,332)	833
	$ 772	$ (1,689)	$ 1,016

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2001	2000	1999
Income before income taxes and minority interests and discontinued operations	$ 44,013	$ 41,866	$ 36,092
Computed provision for income taxes at statutory rates	$ (16,777)	$ (18,756)	$ (16,169)
(Increase) decrease in taxes resulting from:			
Nontaxable dividend income	2,018	2,421	2,421
Foreign source income	14,408	16,193	12,901
Other, net	1,123	(1,547)	1,863
Recovery of (provision for) income taxes	$ 772	$ (1,689)	$ 1,016

The tax effect of temporary differences that give rise to significant components of future tax liabilities and assets are as follows:

	2001	2000
Future income tax liability, difference in tax basis of assets acquired in the United States	$ (5,348)	$ —
Future income tax asset, non-capital tax loss carryforwards:		
Canada	10,254	2,803
Switzerland	1,020	4,361
United States	5,440	5,246
Austria	3,100	—
	19,814	12,410
Valuation allowance	(19,814)	(12,410)
Net future income tax asset	—	—
Net future income tax liability	$ (5,348)	$ —

Management believes that, due to the nature of its operations, the Company's available tax loss carryforwards may not be utilized prior to their expiration dates. Therefore, the resulting tax benefit has been fully reserved at December 31, 2001 and 2000.

At December 31, 2001, the Company had estimated accumulated non-capital losses which expire as follows:

Year	Canada	United States	Switzerland	Austria
2002	$ —	$ —	$ —	$ —
2003	1,100	—	—	—
2004	4,300	—	3,400	—
2005	8,500	—	—	—
2006	7,300	—	—	—
2007	4,700	—	—	—
2008	1,000	—	—	—
2010-2020	—	16,001	—	—
Indefinite	—	—	—	9,120
	$ 26,900	$ 16,001	$ 3,400	$ 9,120

NOTE 10. EARNINGS PER COMMON SHARE

Earnings per share data for years ended December 31 from continuing operations is summarized as follows:

	2001	2000	1999
Income from continuing operations	$ 45,288	$ 39,163	$ 36,328
Less dividend paid on preferred shares held by subsidiary's minority shareholders	—	(79)	(117)
Basic earnings from continuing operations	45,288	39,084	36,211
Effect of dilutive securities, interest on convertible bonds	1,634	1,599	1,708
Diluted earnings from continuing operations	$ 46,922	$ 40,683	$ 37,919

	Shares		
	2001	2000	1999
Basic earnings per share, weighted average number of shares outstanding	12,621,633	12,054,898	12,058,370
Effect of dilutive securities:			
Convertible bonds	1,030,038	1,047,542	1,055,333
Options	350,764	335,240	308,392
Weighted average number of shares outstanding — diluted	14,002,435	13,437,680	13,422,095

NOTE 11. STOCK BASED COMPENSATION

1996 STOCK OPTION PLAN

During 1996, the Company issued options to employees and directors to acquire 900,000 common shares of stock at $9.41 which vested upon grant and have a five-year term. All of these options were exercised in 2001. No additional options to acquire shares will be offered under this plan.

1997 AMENDED STOCK OPTION PLAN

The Company has a 1997 stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. The Company is authorized to issue up to 2,762,000 shares under this plan.

During 2000, options to acquire 30,000 shares at $13.31 and 100,000 shares at $10.50 were granted to officers and employees of the Company. At December 31, 2001, all of these options were outstanding and exercisable and have a remaining contractual life of 3.25 years. At grant date, the weighted fair value of these options was $3.34.

During 1998, options to acquire 750,000 shares at $9.26 were granted to officers and employees of the Company. At December 31, 2001, 482,500 of these options were outstanding and exercisable and have a remaining contractual life of 1.75 years. At grant date, the weighted fair value of these options was $2.11.

During 1997, options to acquire 742,500 shares at $11.10 were granted to officers and employees of the Company. At December 31, 2001, 412,500 of these options were outstanding and exercisable and have a remaining contractual life of .5 years. At grant date, the weighted fair value of these options was $2.59.

Following is a summary of the status of the plan:

	Number of Shares	*Weighted Average Exercise Price*
Outstanding at December 31, 1998	1,264,000	$ 9.96
Forfeited	(125,000)	(9.87)
Exercised	(8,000)	(8.70)
Outstanding at December 31, 1999	1,131,000	9.98
Granted	130,000	11.15
Exercised	(47,000)	(9.38)
Outstanding at December 31, 2000	1,214,000	10.12
Exercised	(189,000)	(11.17)
Outstanding at December 31, 2001	1,025,000	$ 10.77

PROFORMA INFORMATION

Had compensation expense been recognized on the basis of fair value of the options granted under both plans, proforma net income and per share data would have been as follows compared to the amounts reported:

Net Income	*2001*	*2000*	*1999*
As reported	$ 45,288	$ 39,163	$ 31,389
Proforma — Basic	$ 45,071	$ 38,946	$ 30,605
Proforma — Diluted	$ 46,705	$ 40,466	$ 37,135
Earnings per share — as reported			
Basic	$ 3.59	$ 3.24	$ 2.59
Diluted	$ 3.35	$ 3.03	$ 2.46
Earnings per share — proforma			
Basic	$ 3.57	$ 3.22	$ 2.54
Diluted	$ 3.34	$ 3.01	$ 2.41

The fair value of each option granted was estimated for proforma purposes on the grant date using the Black-Scholes Model. The assumptions used in calculating fair value in those years when options were granted were as follows:

	2000
Risk-free interest rate	7.0%
Expected life of the options	2 years
Expected volatility	42.65%
Expected dividend yield	0.0%

NOTE 12. COMMITMENTS AND CONTINGENCIES

LEASES

Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

Year	*Amount*
2002	$ 437
2003	421
2004	357
2005	317
2006	315
	$ 1,847

Rent expense was $439, $548 and $586 for the years ended December 31, 2001, 2000 and 1999, respectively.

LITIGATION

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2001.

REGULATIONS

The Company's wholly-owned banking subsidiary is located in Switzerland. The subsidiary is subject to the rules and regulations of the Swiss Federal Banking Commission which require equity capital amounting to $11,240 to be maintained as of December 31, 2001.

NOTE 13. INTEREST RATE SENSITIVITY POSITION

Management has analyzed the bank subsidiary's interest rate sensitivity position at December 31, 2001. Because of the current nature (over 90% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary's position, the total interest rate gap is not significant at December 31, 2001, assuming no interest rate hedging is undertaken over the next twelve months.

NOTE 14. SEGMENTED INFORMATION

The following table presents revenues attributed to Canada, the Company's country of domicile, and other geographic areas based upon the customer's location:

	2001	*2000*	*1999*
Canada	$ 17,183	$ 10,459	$ 17,851
Europe	192,714	136,671	88,075
United States	4,349	9,090	19,600
	$ 214,246	$ 156,220	$ 125,526

The following table presents total assets by geographic area based upon the location of the assets.

	2001	*2000*	*1999*
Canada	$ 143,201	$ 62,200	$ 57,244
Europe	220,561	231,508	170,849
United States	30,877	38,355	42,014
	$ 394,639	$ 332,063	$ 270,107

During 2001 and 2000, one client represented approximately 13% and 11%, respectively, of financial services revenues.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of other financial instruments at December 31 is summarized as follows:

	2001		*2000*	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Cash and cash equivalents	$ 77,166	$ 77,166	$ 68,524	$ 68,524
Loans	69,737	69,737	119,113	119,113
Deposits	524	524	63,572	63,572
Debt	98,000	80,547	35,421	28,236

The fair value of cash and cash equivalents is based on reported market value. The fair value of loans is based on the value of similar loans. The fair value of deposits approximates their carrying value as they are all due on demand. The fair value of debt was determined using discounted cash flows at prevailing market rates or based on reported market value for the Company's publicly traded debt.

NOTE 16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

	December 31		
Reconciliation of Net Income	*2001*	*2000*	*1999*
Income from continuing operations in accordance with Canadian GAAP	$ 45,288	$ 39,163	$ 36,328
Consolidation of investee	—	—	(510)
Equity accounting for an investee	—	(440)	—
Gain on debts	(22,409)	—	—
Adjustment of gain on sale of shares in investee	169	—	3,225
Change in unrealized gain (loss) on trading securities, net	(2,246)	6,914	1,270
Income from continuing operations	20,802	45,637	40,313
Loss from discontinued operations	—	—	(4,939)
Income before extraordinary item	20,802	45,637	35,374
Extraordinary item, gain on debts	22,409	—	—
Net income in accordance with U.S. GAAP	$ 43,211	$ 45,637	$ 35,374
Basic earnings per common share U.S. GAAP			
Income from continuing operations	$ 1.65	$ 3.78	$ 3.33
Loss from discontinued operations	—	—	(.41)
Extraordinary item	1.77	—	—
	$ 3.42	$ 3.78	$ 2.92
Diluted earnings per common share U.S. GAAP			
Income from continuing operations	$ 1.60	$ 3.51	$ 3.12
Loss from discontinued operations	—	—	(.37)
Extraordinary item	1.60	—	—
	$ 3.20	$ 3.51	$ 2.75

	2001	*2000*	*1999*
Retained earnings in accordance with U.S. GAAP	$ 163,342	$ 153,478	$ 107,841

COMPREHENSIVE INCOME

	2001	2000	1999
Net income in accordance with U.S. GAAP	$ 43,211	$ 45,637	$ 35,374
Other comprehensive income, net of tax			
Foreign currency translation adjustment	5,223	3,520	(14,766)
Unrealized holding gain (loss) on available-for-sale securitiesarising during the period	(1,369)	2,435	(1,008)
Other comprehensive income (loss)	3,854	5,955	(15,774)
Comprehensive income	$ 47,065	$ 51,592	$ 19,600

The change in accumulated other comprehensive income is as follows:

	Accumulated Other Comprehensive Income		
	Foreign Currency Translation Adjustment	Unrealized Loss on Securities	Total
Balance at December 31, 1998	$ 10,475	$ (1,678)	$ 8,797
Change in other comprehensive loss	(14,766)	(1,008)	(15,774)
Balance at December 31, 1999	(4,291)	(2,686)	(6,977)
Change in other comprehensive income	3,520	2,435	5,955
Balance at December 31, 2000	(771)	(251)	(1,022)
Change in other comprehensive income	5,223	(1,369)	3,854
Balance at December 31, 2001	$ 4,452	$ (1,620)	$ 2,832

SECURITIES

U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. At December 31, 2001, approximately 27% of trading securities represented an investment in one company. Any unrealized holding gains or losses are to be reported as a component of comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.

Non-bank securities included trading securities at fair value and are summarized as follows:

December 31	2001	2000
Debt securities	$ 358	$ 10,380
Preferred shares	1,788	1,445
Common shares	10,789	25,349
	$ 12,935	$ 37,174

The change in unrealized gain in trading securities is included in the income reconciliation above.

The non-bank available-for-sale securities consist of common shares, preferred shares and debt securities, and the bank held no available-for-sale securities at December 31, 2001 or 2000. At December 31, 2001 securities in four companies represented 76% and in 2000 securities in two companies represented 79% of the total available-for-sale securities. The proceeds from the sale of these securities amounted to $5,703, $6,603 and $1,080, which resulted in realized gains (losses) of $775, $(364) and $96 during 2001, 2000 and 1999, respectively. The cost of these securities was $6,908, $8,700 and $13,164, which resulted in unrealized losses in accumulated other comprehensive income of $(1,620), $(251) and $(2,686) at December 31, 2001, 2000 and 1999, respectively.

NEW UNITED STATES ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," is to be applied starting with years beginning after December 15, 2001. This standard addresses how intangible assets, other than those acquired in a business combination, should be accounted for. Goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested annually for impairment. This standard is similar to the new CICA standard discussed in Note 1.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," is effective for years beginning after June 15, 2002. This standard addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. Management has not determined the effect, if any, this standard may have on the Company's financial statements.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," is effective for years beginning after December 15, 2001. This standard supersedes the previous standard on this issue as well as others which dealt with accounting for discontinued operations and the elimination of an exception to consolidation. Management has not determined the effect, if any, this standard may have on the Company's financial statements.

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS

Michael J. Smith
President
Director since 1986

Roy Zanatta
Secretary
Director since 1996

Dr. Stefan Feuerstein
Director since 2000

Sok Chu Kim*
Director since 1996

Oq-Hyun Chin*
Director since 1994

* Members of the Audit Committee

ADDRESS

Millennium Tower
21st Floor
Handelskai 94-96
1200 Vienna
Austria
Telephone:
43.1.240.25.300
Facsimile:
43.1.240.25.310
E-mail:
mfcbancorp@bmgmt.com

SUBSIDIARIES

MFC Merchant Bank S.A.
Kasernenstrasse 1
9100 Herisau AR
Switzerland
Telephone:
41.71.353.08.80
Facsimile:
41.71.353.08.88
E-mail:
mfc@mfcbank.ch

MFC Capital Partners AG
Charlottenstrasse 59
10117 Berlin, Germany
Telephone:
49.30.2094.5800
Facsimile:
49.30.2094.5811
E-mail:
webmaster@mfc-ag.de

AUDITOR FOR THE BANK

ATAG Ernst & Young S.A.
59 Route de Chancy
P.O. Box 48
1213 Petit-Lancy
Geneva
Switzerland

STOCK LISTING

NASDAQ
National Market
3rd Floor
1735 K. Street N.W.
Washington, D.C.
20006 USA

Trading Symbol: MXBIF

Frankfurt Stock Exchange
Börsen Platz 7-11
60313 Frankfurt
Germany

Trading Symbol: MFC GR

TRANSFER AGENT

CIBC Mellon Trust Company
2001 Universtiy Street
16th Floor
Montreal, Quebec
H3A 2A6
Canada

AUDITORS

Peterson Sullivan P.L.L.C.
Certified Public Accountants
2300 Two Union Square
Seattle, Washington
98101 USA

INCORPORATION

Yukon Territory, Canada

MFC BANCORP LTD. WEBSITE

www.mfcbancorp.com

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **MFC BANCORP LTD.**



By

MICHAEL J. SMITH, PRESIDENT

Date May 22, 2002